U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  (Check One):

[ ] Form 10KSB [ ] Form 20F [ ] Form 11K [X] Form 10QSB [ ] Form N-SAR

For Period Ended: June 30, 2001

[ ]  Transition Report on Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-QSB
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:            Eduverse.Com

Former Name if Applicable:

Address of Principal Executive
Office (Street and Number):         1135 Terminal Way, Suite 209

City, State and Zip Code:           Reno, Nevada 89502-2168

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PART II - RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

     Eduverse.Com, a Nevada corporation (the "Company"), entered into a share purchase agreement that provided for the sale by the Company of its wholly-owned subsidiary, Eduverse Dot Com, Inc. (the "Share Purchase Agreement"). The Share Purchase Agreement was submitted to the shareholders of the Company for their approval. On June 1, 2001, the Share Purchase Agreement was approved by the shareholders of the Company. The proposed transaction has been reported in prior 8-K filings. The Company consummated the Share Purchase Agreement and closed the transaction on June 30, 2001.

     The sale by the Company of substantially all of its assets has raised certain complex accounting issues. Management of the Company has not been in a position to timely receive certain information, which is necessary in order for the Company to properly address such accounting issues in connection with the sale of its subsidiary and to properly prepare its financial statements and footnotes for the six-month period ended June 30, 2001. The Company is currently engaged in the preparation of its financials statements and management anticipates the completion of the financial statements and the filing of its Quarterly Report on Form 10-QSB by August 19, 2001.

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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification: Diane D. Dalmy 303.985.9324

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes [ ] No.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                  EDUVERSE.COM
                      --------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 14, 2001                       By: /s/ Grant Atkins
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                                            Grant Atkins, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)